FORM 6-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month(s) of August, 2002

QSound Labs, Inc.
(Exact name of Registrant as specified in its charter)

400 – 3115 12 Street N.E.
Calgary, Alberta Canada T2E 7J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Registrant herewith furnishes Second Quarter Report for period ended June 30, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: August 26, 2002

Joanna Varvos
Corporate Secretary

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, David J. Gallagher, President and Chief Executive Officer of QSound Labs, Inc., do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Second Quarter Report for the period ended June 30, 2002 of QSound Labs, Inc. and filed under Form 6-K with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on QSound Labs, Inc.

David J. Gallagher
President, Chief Executive Officer and
Chief Financial Officer

August 26, 2002


QSoundLabs
Second Quarter 2002
QSOUND

Message
to the shareholders

In line with guidance provided three months ago, the Company produced similar results to the first quarter. In the latest quarter, royalties received from our hearing aid license continued to be strong and iQfx®3 sales picked up in June as RealNetworks returned to a more aggressive marketing strategy.

We expect royalties from Philips to be more material in the second half of this year, although the third quarter will likely produce similar results to the previous two. Our cost containment program continues to be effective as operating expenses are down 21% in FY2002 versus FY2001. Both our business units continue to be self-sustaining and we are endeavoring to build upon this platform by developing new audio and voice solutions for higher growth markets.

As outlined in the recent presentation to the shareholders at the AGM, the Company is focussing most of its development resources on complete software solutions for audio and voice applications. To complement these activities, QSound has entered into a strategic relationship with a private corporation that provides cost saving network solutions for the small and medium enterprise telephony market. The companies intend to work together by leveraging their software development expertise to co-develop software applications for the converging telephony and network industries.

David Gallagher

David Gallagher
President and
Chief Executive Officer

Management's

Discussion and Analysis
Second Quarter ended June 30, 2002

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended June 30, 2002 should be read in conjunction with the interim unaudited consolidated financial statements of the company, and the annual audited financial statements of the company and Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2001 which is contained in the Form 20F referred to above.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended June 30, 2002 were $870,165 as compared to $821,451 for the same period in 2001. The audio segment had revenues of $714,774 for the quarter as compared to $667,716 for the same period in 2001. The increase was due primarily to strong royalties received from the hearing aid license and increased integrated circuit sales. The e-commerce segment had revenues of $155,391 as compared to $153,735 for 2001, showing stability in the number of subscribers for the e-commerce services.

The operating profit for the quarter was $187,885 as compared to $58,688 for the same period last year. The audio segment had operating profits of $174,027 as compared to $244,978 in 2001. The decrease in operating profit is due primarily to a provision for bad debts. The e-commerce segment had operating profits of $13,858 compared to operating losses of $186,290 in 2001. The increase in operating profits is due to the realized savings in moving the operations to Canada and the cost cutting measures taken. The year to date figures reflect both the cost cutting measures and the increase in profits as referred to above.

Net income for the quarter ended June 30, 2002 was $84,289 or $0.01 per share as compared to a loss of $160,219 or $0.02 per share for the same period in 2001.

The company continues to generate cash flow from operations and in the quarter ended June 30, 2002 generated $95,096 in cash from operations as compared to $24,671 for the previous year.

Financial Condition

The company had a working capital surplus of $2,518,123 as compared to $2,288,081 as at December 31, 2001. The company has entered into a strategic relationship with a private corporation and the parties plan to co-develop software applications for the converging telephony and network industries. As part of this co-operation, the company has advanced funds totaling $350,000 and these advances are secured by the assets of the private corporation. The working capital surplus referred to above includes this note receivable.

Cash resources at the end of the second quarter of 2002 were $1,608,949 and liabilities for the same period were $236,739, which consisted of $205,524 in accounts payable and accrued liabilities and $31,215 in deferred revenue. Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2002.

Capital Expenditures

The company continues to ensure that its technology is current and up to date. To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of patents the company invested $40,491 in the quarter in new computer equipment and software, sound source and control equipment, and patents.

Consolidated
balance sheets

As at June 30, 2002 and December 31, 2001
(Expressed in United States dollars under Canadian GAAP)

	June 30, 2002	December 31, 2001
ASSETS	(unaudited)	
Current Assets		
Cash and cash equivalents	$ 1,608,949	$ 2,047,892
Accounts receivable	654,537	439,245
Note receivable (note 2)	350,000	—
Inventory	27,980	28,587
Deposits and prepaid expenses	113,396	85,365
	2,754,862	2,601,089
Capital assets (note 3)	1,091,949	1,145,911
Intangible assets (note 4)	2,215,565	2,219,007
	$ 6,062,376	$ 5,966,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 205,524	$ 304,726
Deferred revenue	31,215	8,282
	236,739	313,008
Shareholders' equity:		
Share capital (7,085,574 common shares)	43,737,626	43,939,684
Contributed surplus	1,114,316	1,114,316
Deficit	(39,026,305)	(39,401,001)
	5,825,637	5,652,999
	$ 6,062,376	$ 5,966,007

See accompanying notes to consolidated financial statements.

Consolidated
statements of operations and deficit

For the Periods Ended June 30, 2002 and 2001
(Expressed in United States dollars under Canadian GAAP)

	For three months ended June 30, 2002 (unaudited)	For three months ended June 30, 2001 (unaudited)	For six months ended June 30, 2002 (unaudited)	For six months ended June 30, 2001 (unaudited)
REVENUE				
Royalties, license fees and product sales	$ 870,165	$ 821,451	$ 1,625,327	$ 1,663,992
Cost of product sales	49,365	11,903	58,636	36,329
	820,800	809,548	1,566,691	1,627,663
EXPENSES				
Marketing	259,116	339,337	453,132	579,252
Operations	62,102	43,198	143,634	182,359
Product engineering	160,157	219,057	340,717	470,837
Administration	151,540	149,268	273,134	303,861
	632,915	750,860	1,210,617	1,536,309
Operating profit	187,885	58,688	356,074	91,354
Other Items				
Depreciation and amortization	(91,010)	(234,063)	(171,047)	(468,317)
Gain on sale of capital assets	29	6,515	29	6,515
Other	(12,615)	8,641	(12,418)	31,159
	(103,596)	(218,907)	(183,436)	(430,643)
Net income (loss) for the period	84,289	(160,219)	172,638	(339,289)
Deficit beginning of period	(39,110,594)	(38,645,103)	(39,198,943)	(38,466,033)
Deficit end of period	$ (39,026,305)	$ (38,805,322)	$ (39,026,305)	$ (38,805,322)
Income (loss) per common share	$ 0.01	$ (0.02)	$ 0.02	$ (0.05)

See accompanying notes to consolidated financial statements.

Consolidated
statements of cash flows

For the Periods Ended June 30, 2002 and 2001
(Expressed in United States dollars under Canadian GAAP)

	For three months ended June 30, 2002 (unaudited)	For three months ended June 30, 2001 (unaudited)	For six months ended June 30, 2002 (unaudited)	For six months ended June 30, 2001 (unaudited)
Cash provided by (used in)				
OPERATIONS				
Income (loss) for the period	$ 84,289	$ (160,219)	$ 172,638	$ (339,289)
Items not requiring (providing) cash:				
Depreciation and amortization	91,010	234,063	171,047	468,317
Gain on sale of capital assets	(29)	(6,515)	(29)	(6,515)
Changes in working capital balances	(80,174)	(106,539)	(318,985)	55,899
	95,096	(39,210)	24,671	178,412
FINANCING				
Repurchase of common shares, net	—	(82,822)	—	(293,739)
Repayment of debt	—	(275,000)	—	(550,000)
	—	(357,822)	—	(843,739)
INVESTMENTS				
Purchase of capital assets	(40,491)	(20,590)	(113,643)	(36,064)
Purchase of intangible assets	—	—	—	(9,153)
Change in working capital for investment				
purposes (note 2)	(350,000)	—	(350,000)	—
Proceeds from sale of capital assets	29	6,515	29	6,515
	(390,462)	(14,075)	(463,614)	(38,702)
Increase (decrease) in cash	(295,366)	(411,107)	(438,943)	(704,029)
Cash and cash equivalents beginning of period	1,904,315	1,971,717	2,047,892	2,264,639
Cash and cash equivalents end of period	$ 1,608,949	$ 1,560,610	$ 1,608,949	$ 1,560,610

See accompanying notes to consolidated financial statements.

NOTES
to consolidated financial statements

For the Period ended June 30, 2002
Unaudited
(Expressed in United States dollars under Canadian GAAP)

1. Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries QCommerce Inc., QSound Ltd., QSound Electronics, Inc. and QKidz, Inc. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements. These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2001 with the exception of the following accounting standard changes adopted effective January 1, 2002: - Goodwill and Other Intangibles (note 4). These interim financial statements should be read in conjunction with the Company's December 31, 2001 audited annual financial statements. The disclosures provided below are incremental to those included in the annual financial statements.

2. Note receivable:

The company has advanced $350,000 to a private company. The advance is secured by all of the assets of the private company.

3. Capital assets:

June 30, 2002	Cost	Accumulated depreciation	Net book value
Sound source and control equipment	$ 544,589	$ 510,893	$ 33,696
Real time systems	905,534	890,737	14,797
Furniture and fixtures	353,827	302,392	51,435
Computer equipment	801,303	578,011	223,292
Software and production tooling	1,258,729	689,627	569,102
Patents and trademarks	746,844	547,217	199,627
	$ 4,610,826	$ 3,518,877	$ 1,091,949

4. *Intangible assets:*

June 30, 2002	Cost	Accumulated amortization	Net book value
Goodwill	$ 9,894,777	$ 7,710,188	$ 2,184,589
Purchased customer list	34,418	3,442	30,976
	$ 9,929,195	$ 7,713,630	$ 2,215,565

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standard No. 3062 - Goodwill and Other Intangibles ("CICA 3062"), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by CICA 3062, goodwill and indefinite life intangibles are tested for impairment as of January 1, 2002. This transitional impairment test was completed, and it has been determined that the fair values of the Corporation's goodwill and indefinite life intangibles exceeded their carrying values. Consequently, no impairment loss was recorded. The new standard is applied prospectively. There has been no change in the carrying value of goodwill ($2,184,589) since December 31, 2001. The purchased customer *list is amortized on a straight line basis over its estimated useful life of 5 years.*

5. Stock Option Plan:

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 2001	1,820,600	$ 0.47 - 12.24	$ 3.59
Cancelled or expired	(506,500)	$ 2.12 - 12.00	8.05
Balance at June 30, 2002	1,314,100	$ 0.47 - 12.24	$ 1.87

Subsequent to June 30, 2002, an additional 83,819 vested options at $9.00 expired.

5. Stock Option Plan (continued):

The following table summarized the information about stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2002	Weighted-Average Remaining Contractual Cycle	Weighted-Average Exercise Price	Number Exercisable at June 30, 2002	Weighted-Average Exercise Price
$ 0.47	629,797	4.2	$ 0.47	473,333	$ 0.47
1.04	471,638	4.1	1.04	399,667	1.04
2.12 to 6.00	38,625	1.5	2.62	38,625	2.62
8.00 to 12.24	174,040	1.3	9.02	173,374	9.02
	1,314,100			1,084,999	

6. Changes in non-cash working capital balances:

	For the three months ended June 30, 2002	For the three months ended June 30, 2001	For the nine months ended June 30, 2002	For the nine months ended June 30, 2001
Accounts receivable	$ (72,998)	$ (6,358)	$ (215,292)	$ 211,361
Inventory	215	241	607	585
Deposits and prepaid expenses	(21,460)	27,413	(28,031)	(43,503)
Accounts payable and accrued liabilities	17,814	(128,494)	(99,202)	(119,227)
Deferred revenue	(3,745)	659	22,933	6,683
	$ (80,174)	(106,539)	$ (318,985)	$ 55,899

7. Segmented Information:

For the three month period ended June 30, 2002

	Audio	E-Commerce	Total
Revenue			
Royalties, license fees and product sales	$ 714,774	$ 155,391	$ 870,165
Cost of product sales	48,824	541	49,365
	665,950	154,850	820,800
Expenses			
Marketing	249,419	9,697	259,116
Operations	—	62,102	62,102
Product engineering	122,147	38,010	160,157
Administration	120,357	31,183	151,540
	491,923	140,992	632,915
Operating profit	174,027	13,858	187,885
Other Items			
Depreciation and amortization	(74,988)	(16,022)	(91,010)
Gain on sale of capital assets	29	—	29
Other	(12,615)	—	(12,615)
	(87,574)	(16,022)	(103,596)
Net income (loss) for the period	$ 86,453	$ (2,164)	$ 84,289
Segment assets	$ 3,625,111	$ 2,437,265	$ 6,062,376

7. Segmented Information (continued):

For the three month period ended June 30, 2001

	Audio	E-Commerce	Total
Revenue			
Royalties, license fees and product sales	$ 667,716	$ 153,735	$ 821,451
Cost of product sales	11,903	—	11,903
	655,813	153,735	809,548
Expenses			
Marketing	186,481	152,856	339,337
Operations	—	43,198	43,198
Product engineering	114,587	104,470	219,057
Administration	109,767	39,501	149,268
	410,835	340,025	750,860
Operating profit	244,978	(186,290)	58,688
Other Items			
Depreciation and amortization	(76,716)	(157,347)	(234,063)
Gain on sale of capital asset	6,515	—	6,515
Other	8,641	—	8,641
	(61,560)	(157,347)	(218,907)
Net income (loss) for the period	$ 183,418	$ (343,637)	$ (160,219)
Segment assets December 31, 2001	$ 3,463,729	$ 2,502,278	$ 5,966,007

7. *Segmented Information (continued):*

For the six month period ended June 30, 2002

	Audio	E-Commerce	Total
Revenue			
Royalties, license fees and product sales	$ 1,309,138	$ 316,189	$ 1,625,327
Cost of product sales	57,319	1,317	58,636
	1,251,819	314,872	1,566,691
Expenses			
Marketing	433,529	19,603	453,132
Operations	—	143,634	143,634
Product engineering	260,262	80,455	340,717
Administration	216,745	56,389	273,134
	910,536	300,081	1,210,617
Operating profit	341,283	14,791	356,074
Other Items			
Depreciation and amortization	(139,003)	(32,044)	(171,047)
Gain on sale of capital assets	29	—	29
Other	(12,418)	—	(12,418)
	(151,392)	(32,044)	(183,436)
Net income (loss) for the period	$ 189,891	$ (17,253)	$ 172,638

7. Segmented Information (continued):

For the six month period ended June 30, 2001

	Audio	E-Commerce	Total
Revenue			
Royalties, license fees and product sales	$ 1,373,381	$ 290,611	$ 1,663,992
Cost of product sales	36,329	—	36,329
	1,337,052	290,611	1,627,663
Expenses			
Marketing	373,289	205,963	579,252
Operations	—	182,359	182,359
Product engineering	248,754	222,083	470,837
Administration	233,868	69,993	303,861
	855,911	680,398	1,536,309
Operating profit	481,141	(389,787)	91,354
Other Items			
Depreciation and amortization	(153,622)	(314,695)	(468,317)
Gain on sale of capital asset	6,515	—	6,515
Other	31,159	—	31,159
	(115,948)	(314,695)	(430,643)
Net income (loss) for the period	$ 365,193	$ (704,482)	$ (339,289)

QSOUND

QSOUND LABS, INC.

400, 3115 - 12th Street N.E.
Calgary, Alberta
Canada T2E 7J2

www.qsound.com

Printed in Canada